ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
ПО ЭЛЕКТРОСВЯЗИ И ТЕЛЕКОММУНИКАЦИЯМ
В ХАНТЫ-МАНСИЙСКОМ АВТОНОМНОМ ОКРУГЕ
АО ХАНТЫМАНСИЙСКОКРТЕЛЕКОМ

628011, г. Ханты-Мансийск, Ханты-Мансийский
автономный округ, Тюменская область,
ул. Коминтерна, 3, (а/я 26).
телефон: (34671) 91003, 91004,
телефакс: (34671) 30404
E-mail: central@okrtelecom.wsnet.ru
ОКПО 01160438

02 JAN 28 AM 8:07

02002765

SUPPL

09.01.02 № 29/52

На__________от__________

Securities and Exchange Commission
Division of Corporate Finance

Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Khantymansiyskokrtelecom
Exemption № 82-4823

Dear Sir or Madam:

In connection with Khantymansiyskokrtelecom's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with it's ongoing requirements under Rule 12g3-2(b) (l)(iii), enclosed please find the press-release of JSC "Khantymansiyskokrtelecom".

The Bank of New York acts as Depositary bank for the above referenced company under the Form F-6 registration statement number: 333-9538 which was declared effective by The SEC on October 21, 1998.

Sincerely,

Sergey N. Kosterin

Chief of Securities Department

PROCESSED
FEB 06 2002
THOMSON
FINANCIAL

dw 1/28

Opened Joint-Stock Telecommunications Company in Khantymansiysk autonomous region

Company address: *3 Kominterna Street, Khanty-Mansiysk, Tyumen Region, 628011*
Contact person: *SergeyN. Kosterin, the head of Securities Department*
Telephone: *(34671) 9-10-93*
Fax: *(34671) 3-04-04*
E-mail: *actives@okrtelecom.wsnet.ru*

Press Release

To:

From: *JSC "Khantymansiyskokrtelecom"*
Date: *January, 9th, 2002*

Subject: *Changes to the list of persons, who possess 5 and more percent of voices in the highst management body JSC "Khantymansiyskokrtelecom"*

Text of the message:

The customer`s number of joint-stock “The Deposit – Clearing Company” (nominal keeper) in JSC “Khantymansiyskokrtelecom” authorized capital exeeded 10% mark and reached 11,70% level in accordance with the roll of shareholders JSC "Khantymansiyskokrtelecom" on condition for 3 january 2002 year.

More detailed information on JSC "Khantymansiyskokrtelecom" You may find on web-page of the company, consulting this address : http://www.okrtel.ru.

The Head of Securities Department **Sergey N. Kosterin**

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
ПО ЭЛЕКТРОСВЯЗИ И ТЕЛЕКОММУНИКАЦИЯМ
В ХАНТЫ-МАНСИЙСКОМ АВТОНОМНОМ ОКРУГЕ
АО ХАНТЫМАНСИЙСКОКРТЕЛЕКОМ

628011, г. Ханты-Мансийск, Ханты-Мансийский
автономный округ, Тюменская область,
ул. Коминтерна, 3, (а/я 26).
телефон: (34671) 91003, 91004,
телефакс: (34671) 30404
E-mail: central@okrtelecom.wsnet.ru
ОКПО 01160438

02 JAN 28 AM 8:07

10.01.02. № 29/80

На____________от____________

Securities and Exchange Commission
Division of Corporate Finance

Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Khantymansiyskokrtelecom
Exemption № 82-4823

Dear Sir or Madam:

In connection with Khantymansiyskokrtelecom's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with it's ongoing requirements under Rule 12g3-2(b) (l)(iii), enclosed please find the press-release of JSC "Khantymansiyskokrtelecom".

The Bank of New York acts as Depositary bank for the above referenced company under the Form F-6 registration statement number: 333-9538 which was declared effective by The SEC on October 21, 1998.

Sincerely,

Sergey N. Kosterin

Chief of Securities Department

Opened Joint-Stock Telecommunications Company in Khantymansiysk autonomous region

Company address: *3 Kominterna Street, Khanty-Mansiysk, Tyumen Region, 628011*
Contact person: *SergeyN. Kosterin, the head of Securities Department*
Telephone: *(34671) 9-10-93*
Fax: *(34671) 3-04-04*
E-mail: *actives@okrtelecom.wsnet.ru*

Press Release

To: ***Ludmila Leliavskaia***
The Bank of New York

From: *JSC "Khantymansiyskokrtelecom"*
Date: *January, 10th, 2002*

Subject: *: JSC "Khantymansiyskokrtelecom" has stopped its participation in the authorized capital JSC "Ural GSM" on 25th of DECEMBER 2001*.

Text of the message:

JSC "Ural GSM" was found in 1998, principal activity of the company - granting cellural radio-telephone communication services within the range of 1800 MHZ, begining from November 1998 JSC "Khantymansiyskokrtelecom" was the owner of 7,21% from the authorized capital of companies.

During 2001 year the authorized capital JSC "Ural GSM" increased by way of additional share production and its accomodation by the private subscription from 969.210 rub. up to 6.165.000 rub., under the unchangeable contribution amount of JSC "Khantymansiyskokrtelecom" to the authorized capital JSC "Ural GSM" its share in the authorized capital of companies reduced from 7,21% to 1,13%.

The share block of JSC "Ural GSM" which is in posession of JSC "Khantymansiyskokrtelecom" is sold by the decision of SLL "Telecominvest" Directors Board on the following conditions :

- Share amount - 776 pieces.
- One share cost - 700 roubles.
- Sare block overall cost- 543200 roubles.

More detailed information on JSC "Khantymansiyskokrtelecom" You may find on web-page of the company, reffering this address : http://www.okrtel.ru.

The Head of Securities Department **Sergey N. Kosterin**